SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE TO
    (RULE 14D-100) TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 9)

                                  DYNEGY INC.
                       (NAME OF SUBJECT COMPANY (ISSUER))

                               IEH MERGER SUB LLC
                        ICAHN ENTERPRISES HOLDINGS L.P.
                              IEP MERGER SUB INC.
                               ICAHN PARTNERS LP
                         ICAHN PARTNERS MASTER FUND LP
                        ICAHN PARTNERS MASTER FUND II LP
                       ICAHN PARTNERS MASTER FUND III LP
                         HIGH RIVER LIMITED PARTNERSHIP
                             HOPPER INVESTMENTS LLC
                                 BARBERRY CORP.
                                ICAHN ONSHORE LP
                               ICAHN OFFSHORE LP
                                ICAHN CAPITAL LP
                                   IPH GP LLC
                             ICAHN ENTERPRISES L.P.
                          ICAHN ENTERPRISES G.P. INC.
                                 BECKTON CORP.
                                 CARL C. ICAHN
                           (NAMES OF FILING PERSONS)*

                         COMMON STOCK, PAR VALUE $0.01
                         (TITLE OF CLASS OF SECURITIES)

                                   26817G300
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            KEITH L. SCHAITKIN, ESQ.
                             DEPUTY GENERAL COUNSEL
                                ICAHN CAPITAL LP
                          767 FIFTH AVENUE, 47TH FLOOR
                            NEW YORK, NEW YORK 10153
                                 (212) 702-4380
  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES
                AND COMMUNICATIONS ON BEHALF OF FILING PERSONS)



                           CALCULATION OF FILING FEE

TRANSACTION VALUATION:                                     AMOUNT OF FILING FEE:
$665,350,532*                                              $47,440  **

* Calculated solely for purposes of determining the filing fee. The calculation assumes the purchase of all 120,972,824 issued and outstanding shares of common stock, par value $0.01 per share, Dynegy Inc. has advised IEH Merger Sub LLC were outstanding as of December 9, 2010 at the offer price of $5.50 per share.

** Calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, determined based upon multiplying 0.00007130 by the transaction valuation of $665,350,532.

/x/  Check  the  box  if  any  part  of the fee is offset as provided by Rule
     0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


Amount previously paid: $47,440                  Filing Party: Icahn Enterprises
Form or registration no.:  Schedule TO                         Holdings L.P.
                                                 Date Filed:  December 22, 2010

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:


/x/  third party tender offer subject to Rule 14d-1
/ /  going-private transaction subject to Rule 13e-3
/ /  issuer tender offer subject to Rule 13e-4
/x/  amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: / /


* Introductory Note: Pursuant to the Merger Agreement (as defined in, and filed with, the Schedule TO (as defined below)), IEH Merger Sub LLC was obligated to commence the Offer (as defined below) by December 22, 2010. Pursuant to the Guarantee (as defined in, and filed with, the Schedule TO), Icahn Enterprises Holdings L.P. agreed to absolutely, irrevocably and unconditionally, guarantee to Dynegy Inc. the full and timely performance by IEH Merger Sub LLC of its payment and other obligations under the Merger Agreement, including its obligation to commence and consummate the Offer. Both IEH Merger Sub LLC and Icahn Enterprises Holdings L.P. are co-bidders for all purposes in the Offer.

     This Amendment No. 9 amends and supplements the Tender Offer Statement on Schedule TO, dated December 22, 2010 (the "Original Schedule TO"), as amended by the Amendment No. 1 to the Schedule TO, dated December 28, 2010 (the "First Amendment"), as further amended by the Amendment No. 2 to the Schedule TO, dated January 6, 2011 (the "Second Amendment"), as further amended by the Amendment No. 3 to the Schedule TO, dated January 20, 2011(the "Third Amendment"), as further amended by the Amendment No. 4 to the Schedule TO, dated January 26, 2011(the "Fourth Amendment"), as further amended by the Amendment No. 5 to the Schedule TO, dated February 2, 2011(the "Fifth Amendment"), as further amended by the Amendment No. 6 to the Schedule TO, dated February 10, 2011(the "Sixth Amendment") and as further amended by the Amendment No. 7 to the Schedule TO, dated February 11, 2011(the "Seventh Amendment"), and as further amended by the Amendment No. 8 to the Schedule TO, dated February 14, 2011(the "Eighth Amendment" and together with the First Amendment, the Second Amendment, the Third Amendment, the Fourth Amendment, Fifth Amendment, Sixth Amendment, Seventh Amendment and the Original Schedule TO, the "Schedule TO") relating to the tender offer by IEH Merger Sub LLC, a Delaware limited liability company (the "IEH Merger Sub") and Icahn Enterprises Holdings L.P., a Delaware limited partnership ("IEH", and together with IEH Merger Sub, the "Offeror"), to purchase for cash all of the issued and outstanding shares of common stock of Dynegy Inc., including the associated rights issued pursuant to the Stockholder Protection Rights Agreement, dated as of November 22, 2010, and as amended on December 15, 2010, between the Company and Mellon Investor Services LLC, as Rights Agent, that are issued and outstanding (such shares of common stock and such rights collectively, the "Shares") at a price of $5.50 per Share, without interest and less any required withholding taxes, if any. Pursuant to the Merger Agreement, IEH Merger Sub agreed to commence a tender offer to purchase for cash all outstanding Shares. Pursuant to the Guarantee, IEH agreed to absolutely, irrevocably and unconditionally, guarantee to Dynegy Inc. the full and timely performance by IEH Merger Sub of its payment and other obligations under the Merger Agreement, including its obligation to commence and consummate the Offer. Both IEH Merger Sub and IEH are co-bidders for all purposes in the Offer.

     The Offer is subject to the terms and conditions set forth in the Offer to Purchase, dated December 22, 2010 (the "Offer to Purchase"). The Offer to Purchase, the related Letter of Transmittal (the "Letter of Transmittal") and Notice of Guaranteed Delivery, copies of which are attached hereto as Exhibits
(a)(1)(i),  (a)(1)(ii)  and  (a)(1)(iii),  respectively, constitute the "Offer".

     As permitted by General Instruction F to Schedule TO, the information set forth in the entire Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery, including all appendices, schedules, exhibits and annexes thereto, is hereby expressly incorporated by reference in response to Items 1 through 11 of this Schedule TO and is supplemented by the information specifically provided herein.

     As permitted by General Instruction G to Schedule TO, this Schedule TO is also an amendment to the joint statement on Schedule 13D filed on October 12, 2010 by IEH, Icahn Partners LP, a limited partnership governed by the laws of Delaware, Icahn Partners Master Fund LP, a limited partnership governed by the laws of the Cayman Islands, Icahn Partners Master Fund II LP, a limited partnership governed by the laws of the Cayman Islands, Icahn Partners Master Fund III LP, a limited partnership governed by the laws of the Cayman Islands, High River Limited Partnership, a limited partnership governed by the laws of Delaware, Hopper Investments LLC, a limited liability company governed by the laws of Delaware, Barberry Corp., a corporation governed by the laws of Delaware, Icahn Onshore LP, a limited partnership governed by the laws of Delaware, Icahn Offshore LP, a limited partnership governed by the laws of Delaware, Icahn Capital LP, a limited partnership governed by the laws of Delaware, IPH GP LLC, a limited liability company governed by the laws of Delaware, Icahn Enterprises Holdings L.P., a limited partnership governed by the laws of Delaware, Icahn Enterprises G.P. Inc., a corporation governed by the laws of Delaware, Beckton Corp., a corporation governed by the laws of Delaware, and Carl C. Icahn (collectively, the "Icahn Entities").

ITEM 11.

     Item  11  of the Schedule TO is hereby amended and supplemented as follows:

     The Offer expired in accordance with its terms at 5:00 p.m., New York City time, on February 18, 2011. At the expiration time, the Minimum Condition was not satisfied. As a result, the Offeror will not purchase any of the Shares that were tendered in the Offer. Furthermore, in accordance with its terms, at 5:00 p.m., New York City time, on February 18, 2011, the Merger Agreement automatically terminated. All Shares that were previously tendered and not withdrawn will be returned promptly.

                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            ICAHN PARTNERS LP

                                            By:  /s/ EDWARD MATTNER
                                                 ------------------
                                                 Name: EDWARD MATTNER
                                                 Title: AUTHORIZED SIGNATORY


                                            ICAHN PARTNERS MASTER FUND LP

                                            By:  /s/ EDWARD MATTNER
                                                 ------------------
                                                 Name:  EDWARD MATTNER
                                                 Title: AUTHORIZED SIGNATORY


                                            ICAHN PARTNERS MASTER FUND II LP

                                            By:  /s/ EDWARD MATTNER
                                                 ------------------
                                                 Name:  EDWARD MATTNER
                                                 Title: AUTHORIZED SIGNATORY


                                            ICAHN PARTNERS MASTER FUND III LP

                                            By:  /s/ EDWARD MATTNER
                                                 ------------------
                                                 Name:  EDWARD MATTNER
                                                 Title: AUTHORIZED SIGNATORY


                                            HIGH RIVER LIMITED PARTNERSHIP
                                            BY:  HOPPER INVESTMENTS LLC, ITS
                                                 GENERAL PARTNER
                                            BY:  BARBERRY CORP., ITS SOLE MEMBER

                                            By:  /s/ EDWARD MATTNER
                                                 ------------------
                                                 Name:  EDWARD MATTNER
                                                 Title: AUTHORIZED SIGNATORY


                                            HOPPER INVESTMENTS LLC
                                            BY:  BARBERRY CORP., ITS SOLE MEMBER

                                            By:  /s/ EDWARD MATTNER
                                                 ------------------
                                                 Name:  EDWARD MATTNER
                                                 Title: AUTHORIZED SIGNATORY


                                            BARBERRY CORP.

                                            By:  /s/ EDWARD MATTNER
                                                 ------------------
                                                 Name:  EDWARD MATTNER
                                                 Title: AUTHORIZED SIGNATORY

                                            ICAHN ONSHORE LP

                                            By:  /s/ EDWARD MATTNER
                                                 ------------------
                                                 Name:  EDWARD MATTNER
                                                 Title: AUTHORIZED SIGNATORY


                                            ICAHN OFFSHORE LP

                                            By:  /s/ EDWARD MATTNER
                                                 ------------------
                                                 Name:  EDWARD MATTNER
                                                 Title: AUTHORIZED SIGNATORY


                                            ICAHN CAPITAL LP

                                            By:  /s/ EDWARD MATTNER
                                                 ------------------
                                                 Name:  EDWARD MATTNER
                                                 Title: AUTHORIZED SIGNATORY


                                            BECKTON CORP.

                                            By:  /s/ EDWARD MATTNER
                                                 ------------------
                                                 Name:  EDWARD MATTNER
                                                 Title: AUTHORIZED SIGNATORY


                                            IPH GP LLC

                                            By:  /s/ EDWARD MATTNER
                                                 ------------------
                                                 Name:  EDWARD MATTNER
                                                 Title: AUTHORIZED SIGNATORY


                                            ICAHN ENTERPRISES HOLDINGS L.P.
                                            BY:  ICAHN ENTERPRISES G.P. INC.,
                                                 ITS GENERAL PARTNER

                                            By:  /s/ DOMINICK RAGONE
                                                 -------------------
                                                 Name:  DOMINICK RAGONE
                                                 Title: CHIEF FINANCIAL OFFICER


                                            IEH MERGER SUB LLC
                                            BY: ICAHN ENTERPRISES HOLDINGS L.P.,
                                                ITS SOLE MEMBER
                                            BY:  ICAHN ENTERPRISES G.P. INC.,
                                                 ITS GENERAL PARTNER

                                            By:  /s/ DOMINICK RAGONE
                                                 -------------------
                                                 Name:  DOMINICK RAGONE
                                                 Title: CHIEF FINANCIAL OFFICER


                                            IEP MERGER SUB INC.

                                            By:  /s/ DOMINICK RAGONE
                                                 -------------------
                                                 Name:  DOMINICK RAGONE
                                                 Title: CHIEF FINANCIAL OFFICER


                                            /s/ CARL C. ICAHN
                                            -----------------
                                            Name:  CARL C. ICAHN


Date: February 18, 2011

                                 EXHIBIT INDEX


EXHIBIT NO.     DESCRIPTION

(a)(1)(i)       Offer to Purchase, dated December 22, 2010*

(a)(1)(ii) Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number)*

(a)(1)(iii)     Notice of Guaranteed Delivery*

(a)(1)(iv) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(v)       Letter to Clients*

(a)(5)(i) Summary Advertisement as published in the New York Times, by the Offeror, on December 22, 2010*

(a)(5)(ii) Joint Press Release of the Offeror and Dynegy Inc., dated December 15, 2010 (incorporated by reference to Exhibit 1.1 to the Schedule TO-C filed by the Offeror with the Securities and Exchange Commission on December 15, 2010)*

(a)(5)(iii)     Press Release of Icahn Enterprises LP, dated January 26, 2011*

(a)(5)(iv) Article Written by Carl C. Icahn published in the New York Post, January 30, 2011*

(a)(5)(v)       Press Release of Icahn Enterprises L.P., dated
                February 10, 2011*

(a)(5)(vi)      Press Release of Icahn Enterprises L.P., dated
                February 14, 2011*

(b)             None.

(c)             None.

(d)(1) Agreement and Plan of Merger, dated as of December 15, 2010, among Dynegy Inc., IEH Merger Sub LLC and IEP Merger Sub Inc. (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Icahn Enterprises L.P. with the Securities and Exchange Commission on December 17, 2010)*

(d)(2) Support Agreement, dated as of December 15, 2010, (incorporated by reference to Exhibit 1.2 to the Schedule TO-C filed by the Offeror with the Securities and Exchange Commission on December 15, 2010)*

(d)3            Guarantee, dated as of December 15, 2010*

(d)4 Amendment No. 1 to Agreement and Plan of Merger, dated as of February 13, 2011, among Dynegy Inc., IEH Merger Sub LLC, and IEP MErger Sub Inc.*

(g)             None.

(h)             None.

__________________
*  Previously Filed